                                   EXHIBIT 12


                                      1997           1996           1995           1994          1993
                                    -------        -------        -------        -------       -------
Fixed Charges:

  Interest Expense - Borrowings       1,494            804            547            490           211

  Interest Expense - Deposits        14,711         13,593         12,290         10,054         9,153

  Implicit Interest Rent                 51             27             16             19             5
                                    -------        -------        -------        -------       -------
Total Fixed Charges (a)              16,256         14,424         12,853         10,563         9,369

Earnings                              6,695          5,642          6,245          4,721         5,371

Earnings (b)                          8,240          6,473          6,808          5,230         5,587

Earnings (c)                         22,951         20,066         19,098         15,284        14,740

Ratio of Earnings to
  Fixed Charges:

  Excluding Interest on Deposits       5.33           7.79          12.09          10.20         25.87

  Including Interest on Deposits       1.41           1.39           1.49           1.45          1.57


(a) For purposes of such computation, the term "fixed charges" represents interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

(b) For purposes of such computation, the term "earnings" represents earnings before provision for income taxes and cumulative effect of change in accounting principle plus interest on borrowings and a portion of rentals representative of an implicit interest factor for such rentals.

(c) For purposes of such computation, the term "earnings" represents earnings before provision for income taxes and cumulative effect of change in accounting principle plus total fixed charges.